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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of CoreLogic Solutions, LLC:

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that CoreLogic Solutions, LLC. (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the U.S. Securities and Exchange Commission’s Regulation AB for the commercial mortgage loan outsourcing customers for which the Company served as the tax service provider (the “Platform”) as of and for the year ended December 31, 2024 excluding criteria 1122(d)(1)(i–iii), 1122(d)(1)(v), 1122(d)(2)(i), 1122(d)(2)(iii–iv), 1122(d)(3)(i–iv), 1122(d)(4)(i–x), and  1122(d)(4)(xii–xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. The Platform consists of the transactions performed for commercial mortgage loan outsourcing customers for which the Company served as the tax service provider. Management is responsible for the Company’s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company’s servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the applicable servicing criteria.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

In our opinion, management’s assertion that CoreLogic Solutions, LLC complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2024 for the commercial mortgage loan outsourcing customers for which the Company served as the tax service provider is fairly stated, in all material respects.

/s/ GRANT THORNTON LLP

Dallas, Texas

January 31, 2025

GT.COM

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